COMMENTS RECEIVED ON MARCH 15, 2013

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Municipal Income 2023 Fund

POST-EFFECTIVE AMENDMENT NO. 214

1. "Fund Summary" (prospectus)

"Fee Table"

(Example from Class A Prospectus)

Shareholder fees (fees paid directly from your investment)
Maximum sales charge (load) on purchases (as a % of offering price)	2.75%
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)A	None
Redemption fee on shares held less than 30 days (as a % of amount redeemed)	0.50%

A Class A purchases of $250,000 or more will not be subject to a front-end sales charge, but may be subject to a 0.50% contingent deferred sales charge (CDSC) if the intermediary has elected an upfront finder's fee at the time the shares are purchased, or a 0.75% CDSC if the shares purchased are recordkept in a Fidelity Advisor 401(k) Retirement Plan.

C: The Staff requests we update the maximum contingent deferred sales charge line item to read "0.75%" for Class A instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. We understand that this is appropriate, in accordance with Instruction 2(a)(ii) to Item 3, "[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))" (in which case the first caption in the table would read "Maximum Sales Charge (Load)" and would show the maximum cumulative percentage). However, we believe this result would not be appropriate for this fund as it does not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

2. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the credit quality and maturity of the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular maturity though we note that the fund discloses its policy of normally investing in municipal securities that are investment-grade (those of medium and high quality). Accordingly, we have not modified disclosure.

3. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Potentially investing more than 25% of total assets in municipal securities that finance similar types of projects."

C: The Staff requests that we disclose the types of projects financed by the municipal securities and discuss economic, business, and/or political developments most likely to affect projects of that type.

R: We call the Staff's attention to the disclosure in the "Investment Details" section for the fund, which provides: "FMR may invest more than 25% of the fund's total assets in municipal securities that finance similar projects, such as those relating to education, health care, transportation, and utilities," and related disclosure in the fund's SAI under "Municipal Market Disruption Risk".

4. "Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff suggests we add AMT risk disclosure to the "Fund Summary" section.

R: The disclosure under the sub-heading "Principal Investment Risks" in the "Investment Summary" section appropriately discloses the fund's principal investment risks. Tax consequences associated with alternative minimum tax are not considered a principal investment risk of the fund, which is a "municipal" fund, not "tax-free" or "tax-exempt" fund. We believe this result is consistent with the Staff's Q&A on Rule 35d-1, which provided, "The terms 'municipal' and 'municipal bond' in a fund's name suggest that the fund's distributions are exempt from income tax. Therefore, funds that use these terms in their names would be expected to comply with rule 35d-1(a)(4). However, funds that use the term 'municipal' rather than 'tax-exempt' may count securities that generate income subject to the alternative minimum tax toward the 80% investment requirement, while funds that use the term 'tax-exempt' may not." Further, we note that under the headings "Tax Information" and "Tax Consequences," we disclose that "[a] portion of the dividends you receive may be subject to federal and state income taxes and may also be subject to the federal alternative minimum tax" (emphasis added). We believe these are the appropriate locations for this tax disclosure and accordingly have not added disclosure under "Principal Investment Risks."

5. "Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff suggests we add junk bond risk disclosure to the "Fund Summary" section.

R: We believe the current disclosure adequately describes the principal investment risks associated with the fund, and therefore have not modified disclosure.

6. "Fund Summary" (prospectuses)

"Principal Investment Risks"

"In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund."

C: The Staff requests that we remove the word "more" from before "diversified." The Staff noted that a fund is either diversified or non-diversified and that the word "more" obscures the meaning of "diversified."

R: We believe that the disclosure above is stated in plain English pursuant to Rule 421(b)(3) under the Securities Act of 1933. We believe a typical shareholder - presumably unfamiliar with the 1940 Act's defined terms - would understand the term "more diversified" to mean a fund with greater diversity of issuers, regardless of its status as "diversified" or "non-diversified" under the 1940 Act, as even a non-diversified fund is "diversified" to some extent. Accordingly, we have not modified the disclosure.

7. "Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Class A Prospectus)
"You may buy or sell Class A shares of the fund through an investment professional. You may buy or sell shares in various ways:

Internet www.advisor.fidelity.com
Phone To reach a Fidelity representative 1-877-208-0098
Mail
Fidelity Investments P.O. Box 770002 Cincinnati, OH 45277-0081	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015

The price to buy one share of Class A is its offering price, if you pay a front-end sales charge, or its net asset value per share (NAV), if you qualify for a front-end sales charge waiver. Your shares will be bought at the offering price or NAV, as applicable, next calculated after your order is received in proper form.

The price to sell one share of Class A is its NAV, minus the short-term redemption fee, if applicable, and any applicable contingent deferred sales charge (CDSC). Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable, and any applicable CDSC.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$10,000
Through a regular investment plan established at the time the fund position is opened	$100

The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

8. "Investment Details" (prospectuses)

"Principal Investment Strategies" and "Principal Investment Risks"

(From "Principal Investment Strategies")
"In addition to the principal investment strategies discussed above, FMR may invest the fund's assets in lower-quality debt securities. FMR may invest the fund's assets in municipal debt securities by investing in other funds."

(From "Principal Investment Risks")
"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes. If the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities) tend to be particularly sensitive to these changes. Municipal securities backed by current or anticipated revenues from a specific project or specific assets can be negatively affected by the discontinuance of the taxation supporting the project or assets or the inability to collect revenues for the project or from the assets. If the Internal Revenue Service (IRS) determines an issuer of a municipal security has not complied with applicable tax requirements, interest from the security could become taxable and the security could decline significantly in value.

Lower-quality debt securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty."

C: The Staff would like clarification whether or not investing in lower-quality debt securities is or is not a principal investment strategy as we include a principal risk for it while it appears that it is not a principal strategy.

R: The fund does not have a principal investment strategy of investing in lower quality debt. However, as a non-principal strategy, FMR may invest the fund's assets in lower-quality debt securities. Because the fund could be exposed to some risk associated with lower quality debt, we have included the disclosure at issue as part of the broader description of issuer-specific risks. We note that Form N-1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required, provided "the information is not incomplete, inaccurate, or misleading and does not . . . obscure or impede understanding of the information required to be included."

9. "Investment Details" (prospectuses)

"Description of Principal Security Types"

"Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of a security or index) and credit default swaps (buying or selling credit default protection)."

C: The Staff would like to know whether derivatives will be used to meet the 80% test. If so, the Staff requests that we disclose how derivatives will be valued for purposes of the 80% test.

R: As disclosed, the fund normally invests at least 80% of its assets in municipal securities whose interest is exempt from federal income tax. Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the fund does not intend to count derivatives toward its 80% policy.

10. "Investment Details" (prospectuses)

"Principal Investment Risks"

"Leverage Risk. Derivatives and forward-settling securities involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities also involve the risk that a security will not be issued, delivered, or paid for when anticipated. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies."

C: The Staff requests that we add a corresponding risk to "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Leverage risk is not expected to be a principal investment risk for the fund, but because the fund may invest in derivatives and forward-settling securities, the fund could be exposed to some leverage risk. General Instruction C.3(b) under Form N-1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required. Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as "principal" in the "Summary" section.

11. "Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

12. "Trustees and Officers" (SAI)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

13. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.